EX-99.77E

                                Legal Proceedings

The Official Committee of Unsecured Creditors (the "Committee") brought claims against the registrant in the bankruptcy case of Radnor Holdings Inc. challenging the validity and priority of the registrant's debt owed by Radnor and seeking damages and other relief on various causes of action. On November 16, 2006 the bankruptcy court in the Radnor Holdings bankruptcy case ruled in favor of the registrant on all counts. The Committee's appeal of this decision was dismissed in April 2007. The disposition of this litigation was in favor of the registrant on all counts.